STEVEN MADDEN, LTD.
                             52-16 BARNETT AVENUE
                          LONG ISLAND CITY, NY 11104


                                                                    May 15, 1995

Gary DeLuca


                           Re: Consulting Agreement

Dear Mr. DeLuca:

         This Agreement is to confirm our understanding with respect to the rendering by you (the "Consultant") of certain consulting services to Steven Madden, Ltd. ("SML"), upon the terms and conditions set forth below.

         1. Payment by SML. As full and total consideration for the services provided by you to SML, SML shall (i) to pay to you for a period of twenty four
(24) months $11,250 on the fifteenth day of month commencing on the date hereof,
(ii) issue to you an option agreement to purchase 180,000 shares of Common Stock of SML at an exercise price equal to $3.50 per share, 90,000 of such options shall vest monthly over the next twelve months following the date hereof and 90,000 of such options shall vest monthly commencing on the thirteenth month following the date hereof and ending on the eighteenth month following the date hereof, in accordance with the terms of such option agreement, and (iii) reimburse you for all reasonable out-of-pocket expenses incurred in connection with Consultant's performance hereunder. This Agreement may be terminated at any time by providing the other party hereto with 90 prior written notice.

         2. Contractor's Obligations.   Contractor agrees to provide SML with
such consulting services as requested by SML in connection with the the Company's retail and wholesale operations, strategic acquisitions, joint ventures, licensing alternatives and other corporate transactions.

         3. Confidential Information Contractor acknowledges that all information, documents, customer lists, patents, trademarks, copyrights, materials, specifications, business strategies or any other ideas which directly relate to the business of SML (referred to herein as "Confidential Information") whether prepared or generated by Contractor, or SML pursuant to this Agreement or otherwise in the possession or knowledge of Contractor prior to the date hereof or coming into possession or knowledge of Contractor during the term of this Agreement shall be the exclusive, confidential property of SML, except to the extent expressly authorized in writing by SML for dissemination. From the date of this Agreement through and including the twenty-fourth month following the termination of this Agreement or any extension thereof (the "Restricted Period"), Contractor shall not disclose any of such Confidential Information to any third party without the prior written consent of SML and shall take all reasonable steps and actions necessary to maintain the confidentiality of such Confidential Information.



         4. Status as Independent Contractor. Contractor's engagement pursuant to this Agreement shall be as independent Contractor and not as an employee, officer or other agent of SML. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Contractor further acknowledges that the compensation provided herein is a gross amount of compensation and that SML will not withhold from such compensation any amounts respective income taxes, social security payments or any other payroll taxes. All such income taxes and payments shall be made or provided for by Contractor and SML shall have no responsibility or duties regarding such matters.

         5. Miscellaneous. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to principles of conflicts of law, and the parties irrevocably agree to submit any controversy or claim arising out of or relating to this Agreement to binding arbitration conducted in the State of New York, City of New York, in accordance with the rules of the American Arbitration Association in New York City. This Agreement may be executed simultaneously in counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. This Agreement contains the entire understanding of the parties hereto with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties.

         If this Agreement accurately reflects your understanding of our agreement, kindly sign the enclosed copy of this letter on the space provided below and return it to me at your earliest convenience.


                                            Very truly yours,


                                            /s/ STEVEN MADDEN, LTD
                                            -------------------------
                                            Steven Madden
                                            President


Agreed to and Accepted as of
the Date First Written Above:



/s/ Gary DeLuca
- -------------------
Gary DeLuca